Press Release

FOR IMMEDIATE RELEASE

LABOPHARM APPOINTS DR. CLAIRE BRULLÉ
AS SENIOR VICE-PRESIDENT AND CHIEF MEDICAL OFFICER

– Dr. Sylvie Bouchard to Retire from Company –

LAVAL, Québec (April 28, 2008) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that Claire Brullé, M.D. has been appointed Senior Vice-President and Chief Medical Officer of the Company.  Incumbent Chief Medical Officer Dr. Sylvie Bouchard has retired from Labopharm Inc. to focus on her career practicing medicine.

“Dr. Brullé brings to Labopharm a proven track record in medical affairs and clinical development and an impressive portfolio of competencies ranging from global clinical development to medical support for commercial operations,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. “With extensive experience interacting with regulatory agencies in both North America and Europe and specific expertise in the area of pain therapeutics, Dr. Brullé is a strong addition to our team as we pursue our objective of commercializing multiple large market opportunity drugs.”

Dr. Brullé has more than 25 years experience in the medical profession, including more than 15 years experience in the pharmaceutical industry with Pfizer Inc.  During her tenure at Pfizer, Dr. Brullé held a series of increasingly senior medical roles, including lead positions for the Pain and Arthritis Franchise.  Dr. Brullé received her Medical Degree from the Université de Paris and has completed International and Leadership Development Programs from INSEAD Institute and Harvard Business School, respectively.

Mr. Howard-Tripp continued, “Dr. Bouchard’s expertise and diligence has been invaluable to Labopharm’s success to date.  On behalf of the Company and the Board of Directors, I would like to thank her for her very significant contribution to Labopharm and wish her well as a full-time practicing physician.”

Dr. Bouchard will continue to be available to Labopharm to transition the role to Dr. Brullé and will act as a consultant to the Company going forward.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the outcomes of clinical trials,  the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world if they are approved. Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Senior Vice-President and Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Eric Bouchard
Tel: (514) 844-7997
ebouchard@equicomgroup.com